Mail Stop 4561

February 27, 2008

Mr. John McAdam
Chief Executive and President
F5 Networks, Inc.
401 Elliot Ave West
Seattle, WA 98119

> **Re: F5 Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2007**
> **Filed November 19, 2007**
> **File No. 000-26041**

Dear Mr. McAdam:

We have reviewed your response to our letter dated January 31, 2008 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 31, 2008.

Form 10-K for the Fiscal Year Ended September 30, 2007

Item 1. Business

Sales and Marketing, page 11

1.   We note your responses to prior comment numbers 1 and 2. Your statements that your are not substantially dependent on your distribution agreements with Ingram Micro and Avnet Technologies or your manufacturing agreement with Flextronics appear inconsistent with your risk factor disclosure. We note particularly the statements on page 21 that you may not be able to form new distribution relationships and that a substantial reduction or delay in sales of your products to your key distribution partners could harm your business, operating results and financial condition. We also note the statement on page 19 that any termination, loss, or impairment in your arrangement with the single contract manufacturer to

whom you subcontract substantially all of your manufacturing would harm your business, financial condition, and results of operation. Please file your agreements with Ingram Micro, Avnet Technologies and Flextronics as exhibits or explain why, despite your risk factor disclosure, you believe you are not substantially dependent upon those agreements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 33

2.   In your response to prior comment number 3, you state that you determined that the increase in net product revenues was attributable to increased sales volumes, not to price increases or the introduction of new products. However, you go on to cite disclosure stating that this increase in fiscal 2007 "was primarily due to absolute growth in the volume of product sales of our BIG-IP product lines as well as incremental revenues derived from sales of our TrafficShield and WAN Optimization product lines." Section III.D of SEC Release 33-6835 suggests that you should quantify, in your Management's Discussion and Analysis, the extent to which this increase was attributable to growth in the volume of sales of your BIG-IP product line and the extent to which this increase was attributable to growth in your other product lines. Please tell us how you intend to consider this guidance generally in future filings.

Item 8. Financial Statements

Notes to Consolidated Financial Statements

Note 3. Business Combinations, page 56

3.   Your response to prior comment number 4 indicates that you intend to remove the reference to the independent valuation in future filings. However, your response did not address the disclosure in your 2007 Form 10-K. If your Form 10-K is incorporated by reference into a Securities Act registration statement, please tell us how you plan to resolve this issue.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Christine Davis, Senior Staff Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or David Orlic, Special Counsel, at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief